FUNDISERV AND NETWORKING
AGREEMENT
BY AND AMONG
Delaware Charter Guarantee & 'l'rust Company
(dba Trustar Retirement Services)
MFSVARIABLE INSURANCE TRUST
AND
MASSACHUSETTS FINANCIAL SERVICES COMPANY
This FundISERV and Networking Supplement, is dated as of May 20,2002
(the "Agreement") by and among Delaware Charter Guaraotcc & Trust Company
(dba Trustar Retirement Services) ("Trustar"), Principal Life Insurance Company
(the "Company"), MFS Fund Distributors, Inc. (UMFD"), MFS Variable lnsurance
Trust (the "'Trustn), and Massachusetts Financial Services Company ("MFS").

     WFIEKEAS, MFD, a wholly-owned subsidiary of MFS, is rcgistcred as a broker-dealer with the Securities and Exchange Commission (the "SF(:") i~n~lthe Securities Exchange Act of 1934 (the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc.;

     WI-IIKEAS, MFD serves as the Distributor of the Tnist pursuant ton Distribution Agrccmcnt bctwccn MFD and the Trust;

     WIIEREAS, MFD and Trustar are members in good standing of thc National Sccurities Clearing Corporation (the "NSCC") or otherwise have access to the facilities of the NSCC;

     WFIEKEAS, the Company, which indirectly controls Tnistar, entered into a Participation Agreement with the Trust and MFS, dated as of March 26, 2002 (the "Participation Agreement");

     WHEWS, the parties intend to make provisions to permit the transinission of transaction, registration and other data via NSCC Facilities, which may include FundISERV, Networking, the Mutual Fund Profile Service and the Defined Contribution Clearing and Settlement Service;

     NOW,TMEREFORE, in consideration of the mutual covenants herein contained, which consideration isfull and complete, the parties hereby agree as follows:

I. Definitions, All capitalized terns used and not defined herein shall have the nleaning given them in the Participation Agreement which is attachcd hereto and incorporated herein by rcference.

2. Placement of Orders. The Trust and MFS will accept purchase, redemption and exchange orders Tor slrares vf the Purtfolios placed by Trustar 011 behalf of the Co~~~yilr~y pursuant to the terms of the Agreement as if thosc orders had been placed directly by the Company.

3. Company Responsibility. The Company shall assume responsibility for the acts and omissions of Tnrstar in placing such orders and otherwise for its activities undertaken on thc Company's bchalf to thc somc cxtcnt ns if thosc ncts were committcd or omittcd by the Company directly, and shall provide indcmnification for such acts and omissions in accordance with Section 8.1 of the Participation Agreement.

4. Joinder of Additional Parties. The parties to the Participation Agrecment agrce to the joinder of MI:D and Trustar as parties to thc Participation Agreement, as supplemented and amended from time to time, but solely for the purposes expressly set fonh herein. MFD shall be cntitled to all of the rights and benefits, and subject to all of the obligations, of the Parlicipation Agreement, as modified from time to time. The respective obligations of MFD, the Trust and MFS shall be several and not joint.Trustar shall be cntitlcd to all of the rights and benefits of the Participation Agreement, but shall only be responsible for the obligations specified in this Agreement.

5. Transactions Subjcct to FundSERV and Networking. (a) On each business day that the New York Stock Exchange is open for business on which the Portfolios determine their per sh:w net asset valties (each, a "Rusiness Day"), MFI) or its designee shall acccpt, arid cffcct changes in its records upon receipt of, purchase, redemption. cxchange, and registrotion inst~ctionsfrom l'n~starelectronically through Fund/SERV without supporting documentation.

     (b) Each party hereby agrees to panicipate in Networking with the other pany pursuant to a mutually agreeable matrix or trust level established by the NSCC, in accordance with thc tcrms and conditions of the Standard or Trust Networking Agreement, as applmble, as filed with the NSCC (the "Standard Networking Agreement"), as amended by this Agreement. In the event of any conflict between the terms of the Standard Networking Agreement and the terms of this Agreement. the terms of this Agreement shall govern.

6. Procedures for Order and Settlement. (a) MFD shall, subject to availability, furnish Tntstar and the Company, for each Portfolio, by 7:00p.m. Eastern Time, the following: (1) net asset value information as of the close of trading (currently 4:00 p.m. Eastem Time, the "Close of Trading") on each business day that the New York Stock Exchange is open for business (each a "Business Day") or at such other time as the net asset value of a Portfolio is calculated; and (2) as applicable. the daily accrual or distribution rate factor as it becomes available. All such notifications will he communicated via the NSCC's Networking or Mutual Fund Profile services.

     (b) Upon receipt of purchase and redemption instructions from the Policy holders for acceptance as of the Close of Trading on each Business Day ("lnstruc!ions"), the Company shall calculate the net purchase or redemption order for each Portfolio for each omnibus account it mnintains (the "Accounts").

Orders for net purchases and/or net

redemptions received by the Company prior to the Close of Trading on any given l3usiness Day shall be transmitted by Trustar to MFD via the NSCC by 10:OO a.m. Eastern Time on the next Business Day. Subject to the Company's compliance with the forcgoiny, the Business Day on which instrucrions are received by the Company in proper form prior to the Closc of Trading shall be the dare as of which shares of thc Portfolios are deemed purchased or redeemed pursuant lo such Instructions. Instructions received in proper form by Principal Life after the Close of Trading on any given Rusiness Day shall be treated as if received on the next following Business Day. Dividcnds and capital gains distributions shall be automatically reinvested at net asset value in accordance with the Portfolios' then current prospectuses.

(c ) Trustar and MFD shall settle net purchase and redemption transactions pursuant to, and in accordance with, NSCC rules and procedures.

7. Dividcnds and Distributions. Upon the declaration of each dividend and each cilpital gain distributiur~by IIK T~.usrrrs of 111sT~ustwit11 respect to shares uf tl~r Portfolios. MFD shall furnish, or cause to be furnished to, the Company and Tn~star information setting firth thc date of the declaration of such dividcnd or distribution, the cx-dividend date, thc dace uf pitymr~ttrl~ereuf,the rrcurd iintl: its of wllicll slrarel~uldrrs are entitled to payment, the amount payable per share to the shareholders of record as of that date, and the total an~ountpayable on the paymcnt date. All such notifications will

t x CUIIIIIIUI~~viil IlltcCNSCC's		ur Mutual Fund P~ofilcServices.

8.	Verification. Each party shall	notify the other of any errors, omissions	or
intcrn~p~ionsin, or clelny or unavail;ibility of: any such transmission as promptly			as
possible

9. 'l'radc Corrections. Processing crrurs which result from any delay or error caused by the Company or Tn~st:~rmay be adjustcd lhrough Fund/SERV by Trustar by the necessary innsactions on an as-of basis and the cost to the Portfolio or MFD of such transactions shall be borne by T~stnr provided ho\vever, prior authorization must be obtaincd from MFD if the transaction is back dated more than live days or to a previous calendar year.

10. Adjustments. In the evcnt an adjustment is made to the computation of the net asset value of any Portfolio's shares as reporred in Section 6(a), if required by the Trust's net asset value error correction policy (the "NAV Error Correction Policy"), MFD shall notify Trustar and the Company promptly afler discovering the need for any such adjustment. Notification may be made by facs~mileor by electronic transmission, and will include, for each day on which an adjustment has occurred, the incorrect Portfolio net asset value and the corrcct net asset value. MFD agrees that Trustar or the Company may send this notification or a derivation thereof to Policy holders whose accounts may be affected by the adjustment. In the event that MFD provides M incorrect net asset value and said error cause a monetary loss to an Account, then MFDshall be responsible for compensating the Account so that such loss shall be made whole in accordance with the NAV Error Correction Policy. If an Account wceivcs an nmount greater thnn thc amount which it otherwise would have b~ entitled prior to a net asset value adjustment, MFC, shall adjust the Account in accordance with the NAV Error Correction Policy; provided, however, that if Policy holders received distributions during the time period affcctcd by an overstated price. MFD and Tmstar agree to evaluate the situation on a casc-by-case basis with the goal towards pursuing an appropriate course of action, which may include making reasonahle cffnrts to recover overpayments from Policy holders. In no event, however, shall Trustar or the Company be liable to MFD or the Trust for any such amounts.

11. Representations and Warranties. MFD and Trustar each represents, warrants, and covenants lhat:

     (i) it shall perform any and all duties, limcdons, procedures and rcsponsihilities assigncd to it under this Agreement and as otherwise established by the NSCC in a competent manner and in compliance with (a) all applicable laws, n~le and regulations, including NSCC rules and procedures relating to FundISERV, and: (b) the then current prospectuscs and statements of additional information of the Trust's Portfolios;

     (ii) it shall maintain f;icilitics, equipment ;md skilled personnel sufficient to perform the fbregoing ac11vit1cs and to otherwise comply with the terms of this Agreement:

     (iii). all trades, confirmations ;ind other information pruvidcd by one party to the other party through FIIIxI/SE.RV ;~ndpllrsrlnnt to this Agrc:cment shall he accurate, complctc and. in the format prrscribcd hy the NSCC. Each party shall adopt, implement and ma111t;iinprocedures reason;~blydcsigned to ensure the accuracy of'all transmissions through FuntlISERV and to limit thc access to. and the inputting of data into. FundISERV to persons specifically authorized by such party: and

     (iv) il has duly cxccu~cdand dclivercd thc Standard Networking Ayrccment, and has filed such Agreement with the NSCC.

12.	-Intlrmnification.	(a)	MFD shall	indemnify and hold	hamiless Trustar and the

Company, and each of their divisions, subsidiaries, directors, officers, agents, employees and assigns of each of the foregoing (collectively, "Indemnified Company Parties"), agninst and from any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorneys fees and other costs, including all expenses of litigation or nrhitration, judgments, fines or amounts paid in any senlement consented to by MFD)to which any of them may be or become subject to as a result or arising out of (i) any negligent act or omission by MFD relating 10 FundlSERV provided neither Trustar nor the Company has acted negligently;

(ii) any breach of MFD's representations or

warranties contained in this Agreement; or (iii) MFD's failure to comply with any of the terms of this Agreement.

     (b) 'Ilc Company and 'frustar shall indemnifL and hold harmless the Trust, MFS, MFD, the Trust's custodian, the Trust's shareholder servicing agent, each of their affiliated companies, and all of the divisions, subsidiaries. directors, trustees, officers, agents, employees and assigns of each of the foregoing (collectively, "Indemnified MI3 Parties"), against and from any and all demands. damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorneys fees and other costs, including all expenses of litigation or arbitration, judgments, fines or mounts paid in any settlement consented to by the Company) to which any of them may be or become subject to as a result or arising out of (i) any negligent act or omission by Trustar, or its agents relating to FundlSERV provided MFD has not actcd ncgligently; (ii) any breach of l'n~star'srepresentations or warranties in this Supplemcnt; (iii) the hilure of Tntstar or its agents to comply with any of the terms of this Supplement; or (iv) MFD's acceptance of any transaction or account maintenance information from Trustar through FundJSERV including any fraudulent or unauthorized tr:insaction.

(c) If any action, suit, proceeding, or investigation is initiated, or any claim or demand is made, against any party indemnified hcreto with respect to which such party ("Indemnified Party") may makc a claim against any other party hereto ("lndcmnifying Pany") pursuant to this Section 12, then the Indemnified Party shall give prompt written noticc of such action, suit, proceeding, investigation, claim or demand to the Inden~nifyingPany. Thereafter, the Indemnifying Party shall have the opportunity, at its own expense and with its own counsel, to defend or settle such action, suit, proceeding, investigation, clni~nor demand; provided. however, that: (i) the Indemnifying Party shall keep thc indcmnified Party informed of all material developments and events relating to such action, suit, proceeding, investigation, claim or demand; (ii) thc lndcmnilied Party shall have the right to participate. at its own expense in ihe defense of such action, suit, proceeding, investigation, claim or demand and shall cooperate as reasonably rcquestcd by the lndemnilying Party in the defense thercoc and (iii) the lndemnitying Party shall not settle such action, suit, proceeding, invcstiy:ltion, claim or demand without the prior written consent of the Indemnified Party. which consent shall not be unreasonably withheld.

13. Termination of Agreement. 'This Agreement may be terminated at any time by any party upon ninety (YO) prior days writtcn notice to the other parties. Notwithstanding the foregoing, this Agreement shall be terminated immediately upon either (i) a material breach of this Agreement by any party not cured within thirty (30) days after notice from at least one other party, or (ii) upon termination of the Participation Agreement. The provisions of Section 12 shall survive any termination of this Agreement.

14. Notice. Unless otherwise specified, all notices and other communications hereunder shall be in writing and shall be hand delivered, sent by express delivery, mailed by certified mail or sent via facsimile to the other party at the address specified in the Participation Agreement.

IS. Amendment, Assignment and Other Matters. This Agreement may not be amcndcd except by a writing signed by each of the parties. this Agreement shall not be assigned by either party without thc reasonable written conscnt of the othcr party. This Agrcement may be executed in several counterparts, each of which shall be an original but all of which togcther shall constitute one and the same insuwnent. The headings in this Agreement are for reference only and shall not affect the interpretation or construction of this Agrcement. This Agreement, togcther with he Participation Agrcement, set forth the entire agreement and understanding of the parties relating Lo llie subject matter hercof and supersedes all other prior agreements. arrangements and understandings, written or oral, among the parties.

     IN WITNESS WIIEREOF, the partics hcrelo have CRIIS this ~\greernenlto h exccuwd by thcir duly authorized officers as of the dnrc first listed above.

DELAWARE C RETIREMENT By:

~itle'second Vice $resident

II	& 'I'KUSI'COMPANY (dba 'I KUSTAK

PRINCIPAL LIFE INSURANCE COMPANY

By: >	-w,
Name: James R . ~ o M c w i c k ,.lr.

MASSACHUSETTS FMANCIAL SERVICES COMPANY

		-	-
Name:	Martin E .	Beauliru
'1:	Prccident